Exhibit 21.1

LIST OF SUBSIDIARIES OF CAPTIVISION

Legal Name	Jurisdiction of Incorporation
Jaguar Global Growth Korea Co., Ltd.	South Korea
Captivision Korea Inc. (f/k/a GLAAM Co., Ltd.)	South Korea
G-SMATT Tech Co., Ltd.	China
G-Frame Co., Ltd.	South Korea
G-SMATT Japan Co., Ltd.	Japan
G-SMATT Hong Kong Co., Ltd.	Hong Kong
G-SMATT America Co., Ltd.	Delaware
Tian Jin CECEP Brillshow Co., Ltd.	China